JR-CENTRAL

CENTRAL JAPAN RAILWAY COMPANY

l Towers
ki, Nakamura-Ku
ichi 453-6101, Japan
52-564-2620
52-587-1395


08002472

SEC Mail
Mail Processing
Section

MAY 09 2008

Washington, DC
106

May 7, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

PROCESSED
MAY 15 2008 E
THOMSON REUTERS

5/13

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Mail Processing Section
MAY 05 2008
Washington, DC
106

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

1. FY2008 Key Measures and Capital Investment (The English version is attached as Attachment 1)

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Supplemental Document to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

    a. Supplemental Document to the Shelf Registration Statement, dated February 15, 2008 in connection with the issuance of the 33rd Series Unsecured Bonds and the 34th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

2. Press releases which may be material to an investment decision

    a. Press release titled "Issuance of Domestic Straight Bonds" dated February 15, 2008 (an English translation is attached as Attachment 2)

    b. Press release titled "FY2008 Key Measures and Capital Investment" dated March 25, 2008 (an English translation is attached as Attachment 3)

Exhibit B

Brief Descriptions of Japanese Language Documents Designated in Exhibit A

1. Supplemental Document to the Shelf Registration Statement, dated February 15, 2008 in connection with the issuance of the 33rd Series Unsecured Bonds and the 34th Series Unsecured Bonds

   Subject to the filing of the Shelf Registration Statement filed as of October 17, 2007, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement pursuant to the Financial Instruments and Exchange Law of Japan.

   The above-referenced Supplemental Document contains certain specified terms and conditions of the 33rd Series Unsecured Bonds of the Company in the aggregate issue amount of 10,000 million yen (JPY 10,000,000,000) and the 34th Series Unsecured Bonds of the Company in the aggregate issue amount of 15,000 million yen (JPY 15,000,000,000).

   The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 33rd Series Unsecured Bonds and the 34th Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

   The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated February 15, 2008 (Attachment 2).

MAY 09
Washington, DC
106

FY2008 Key Measures and Capital Investment

1. "Securing Safe and Reliable Transportation"

(Capital investment: 98 billion yen)

Every effort is made to continually secure safe and reliable transportation, which is the foundation of the railway business.

(1) In regards to anti-earthquake measures, this fiscal year is the last year for quake-resistant reinforcement of elevated track columns, so such work, with the exception of some development, will conclude. Other quake-resistant reinforcement, including rail embankment work which is entering its peak, will be steadily promoted.

(1) Quake-resistant reinforcement of elevated track columns (FY2008)
Countermeasures against column shearing: 600 columns
Countermeasures for "expected wave patterns" of a future Tokai Earthquake: 500 columns

(2) Promoting disaster prevention measures such as measures to prevent rocks from falling on conventional lines and upgrading level-crossing safety devices. Promoting construction aimed at completing installation of ATS-PT during FY2011.



Quake-Resistant Reinforcement of Elevated Track Columns of the Tokaido Shinkansen



Planned Installation of ATS-PT

2. "Concentrated Introduction of the Series N700 and Strengthening the Transportation Infrastructure of the Tokaido Shinkansen"

(Capital investment: 103 billion yen)

We will introduce the Series N700 in a concentrated manner and promote measures aimed at strengthening the transportation infrastructure of the Tokaido Shinkansen.

(1) Along with promoting the continued concentrated introduction of the Series N700, we will gradually increase operation of Series N700 "Nozomi" services that directly link the Tokaido and Sanyo section.

(1) Planned introduction of 16 trainsets in FY2008

(2) We will convert the analog train radio to digital and enable Internet access onboard the Series N700.

(2) Service to start in spring 2009

(3) Advancing the work of enhancing the electric power facilities of the Tokaido Shinkansen such as building new frequency conversion substations

(3) Planned completion: By spring 2009

(4) We will promote renovation work on Shin-Osaka Station such as expansion of platforms and draw-out tracks.

(4) Full-scale use to start during FY2013



Series N700



Shin-Osaka Station Platform Expansion (concept drawing)

3. "Promotion of Expansion of the Yamanashi Maglev Test Line and Commencement of Preparations for the Construction of a Tokaido Shinkansen Bypass"

(Capital investment: 13 billion yen)
*Only related to promotion of the extension of the Yamanashi Maglev Test Line

In addition to proceeding with technological development aimed at the practical application of Superconducting-Maglev, in order to realize a Tokaido Shinkanse Bypass, namely the Chuo Shinkansen, we will commence preparationa for the construction of it.

(1) Conducting running tests on the priority section of the Yamanashi Maglev Test Line to further verify long-term durability and reduce costs, and steadily implementing an extension of the existing line to 42.8km along with upgrading existing facilities.

(1) Construction period: Scheduled by the end of FY2016
Period of tests using new facilities
Planned for approximately 3 years from the end of FY2013

(2) Along with performing horizontal boring surveys and excavating necessary work shafts in the Southern Japanese Alps, we will perform vertical boring surveys in metropolitan areas at closer intervals and acquire the data needed for geologic survey reports.

(3) We will be directed to conduct the other surveys in accordance with Article 5 of the Nationwide Shinkansen Railway Development Law and will report on such along with the results of geologic surveys in an effort to move forward with preparations for the construction.



Yamanashi Maglev Test Line

4. "Proactively Implementing Marketing Initiatives"

(Capital investment: 15 billion yen)

In addition to increasing the number of "EX-IC (Express IC) Service" users, we will proactively implement marketing initiatives to arouse demand in tourism.

(1) We will promote efforts to increase the number of "EX-IC Service" users as well as to expand the service availability to Sanyo section and commence "EX-IC Service" for corporate members.

(1) Planned expansion of the service availability to Sanyo section and commencement of "EX-IC Service" for corporate members in the summer of 2009

(2) We will promote efforts to increase the number of "TOICA" users.

(3) Offering attractive products that make maximum use of tourism resources in Kyoto, Nara, Ise, Tokyo and other locations, and at the same time actively launching a variety of promotion campaigns


EX-IC

EX-IC Card



Kyoto Campaign Poster

5. "Promoting Development of Railway Technology and Efforts for Global Environmental Conservation"

(Capital investment: 1 billion yen)

Technology development will be promoted in order to further enhance railway technology, and at the same time efforts will be proactively advanced for conserving the global environment.

(1) Fostering research and development at JR Central Research Center in Komaki (Aichi Prefecture) with a focus on "improving railway technology" and "addressing challenges in new fields"

(2) We will leverage various opportunities and actively disseminate information in an attempt to gain more understanding about the fundamental characteristic of railway which is to lessen the burden on the global environment.

(3) Continuing to actively advance measures that contribute to conservation of the global environment, such as introduction of the Series N700, with the goal of realizing further environmental suitability and significantly reducing energy consumption. We will also promote efforts aimed at the penetration of "Eco Business Trips".



Vehicle Dynamic Simulator


新幹線で
Eco出張

"Eco Business Trips" Logo

6. "Upgrading Station Facilities"

(Capital investment: 17 billion yen)

Station facilities will be upgraded to ensure that our passengers are able to use the railway with more safety and convenience.

(1) Promoting the renovation of major stations such as Tokyo Station

(2) Steadily introducing barrier-free accessible facilities in cooperation with concerned local governments and other institutions

A. Installing elevators and escalators

B. Eliminating level differences between trains and conventional railway platforms to improve evenness

C. Furnishing multifunction toilets and other improvements

(3) Establishing new conventional railway stations and promoting the elevation of stations or railway tracks

(1) Promoting renewal of Tokyo, Nagoya, Maibara etc.

(2) Facilities to be upgraded in FY2008
a. Stations which are being, or will finish being, renovated during FY2008:
Approximately 90% of all stations for which reforms are planned.
Elevators: 9 stations, 12 units
(Yoshiwara, Kikugawa, Toyodacho, Araimachi, Washizu, Kyowa, Otoubashi, Biwajima, Kisogawa)
Elevators: 1 station, 1 unit (Kyowa)
b. 2 stations (Kamado, Inashi)
c. Toilets: 6 stations (Yoshiwara, Kikugawa, Araimachi, Otoubashi, Biwajima, Kisogawa)

(3) Establishment of new station between Odaka and Kyowa End of FY2008
Elevation of stations:
Kisogawa Early FY2008
Biwajima Mid FY2008
Unuma End of FY2008
Tajimi Mid FY2009
Elevation of railway tracks:
Kachigawa Mid FY2009
Fujinomiya Early FY2012



Nagoya Station Renewed (Concept)



Installation of Elevator

7. "Developing Affiliated Businesses"

(Capital investment: 26 billion yen)

In order to further the development of affiliated businesses, we are promoting the renovation of station buildings, business development of sites no longer used for company housing, and the renewal of commercial facilities on station premises.

(1) Smooth operation of various businesses within the "Shin-Yokohama Central Building".

(2) Along with steadily promoting preparations aimed at the term II handover of "Nagoya Central Garden" condominiums, we will also promote the development of land formerly used for company housing, for example Nakada, Suruga-ku (Shizuoka City)

(3) Promoting renovation of commercial facilities on station premises to coincide with both quake-resistant reinforcement of elevated track columns and improvement work at station facilities

(1) Commercial facilities (CUBICPLAZA Shin-Yokohama), office, hotel (Hotel Associa Shin-Yokohama)

(2) - Nagoya Central Garden
Handover of condominium apartments (Term II): March 2009
- Nakada, Suruga-ku (Shizuoka City)
Handover of condominium apartments: Spring and autumn 2010
Planned opening of commercial facilities: Spring 2010

(3) Tokyo, Mishima, Hamamatsu, Kyoto, etc.



Shin-Yokohama Central Building



Nagoya Central Garden (Concept)

Total capital investment FY2008
- Consolidated 315 billion yen
(95.7% over previous year's plan)
- Non-consolidated 290 billion yen
(100.7% over previous year's plan)

[TRANSLATION]

SEC Mail
Mail Processing
Section
MAY 09 2008
Washington, DC
106

February 15, 2008
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company has determined today the terms and conditions of issues of domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Thirty-Third Series (Ranking *pari passu* among the Bonds)	Central Japan Railway Company Unsecured Straight Bonds - Thirty-Forth Series (Ranking *pari passu* among the Bonds)
2. Aggregate Amount of the Bonds	JPY10,000,000,000	JPY15,000,000,000
3. Subscription Money	JPY99.98 per each Bond of JPY100	JPY99.93 per each Bond of JPY100
4. Interest Rate	1.69%	2.30%
5. Subscription Yield	1.692% (non-compound)	2.305% (non-compound)
6. Redemption Date (Maturity)	February 22, 2018	December 20, 2027
7. Closing Date	February 22, 2008	February 22, 2008
8. Lead Managers	Mizuho Securities Co., Ltd.	Mizuho Securities Co., Ltd. Nomura Securities Co., Ltd.
9. Rating	Aa2 (Moody's) AA (R&I)	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

Reference Material

March 25, 2008
Central Japan Railway Company

FY2008 Key Measures and Capital Investment

<Points in the FY2008 Measures>

The Company, as its highest priority, is continuing to seek securing safe and reliable transportation, which is the foundation of its railway operations, through the expansion of safety-related investments and the improvement of employee training.

With respect to the Tokaido Shinkansen, the Company will proceed with the introduction of the Series N700 in a concentrated manner and will gradually increase the operation of the Series N700 "*Nozomi*" services that directly link the Tokaido and Sanyo section. Further, the Company will seek to strengthen its transportation infrastructure, such as through facilitating the internet access onboard the Series N700, enhancing the electric power facilities for train operation, and expanding the platforms and draw-out tracks of Shin-Osaka Station.

With respect to the Superconductive Maglev, in addition to steadily pursuing the extension of the existing Yamanashi test line to 42.8 km and upgrading the specifications of existing facilities in order to conduct tests to verify the appropriate system for practical application of the Superconductive Maglev technology, the Company will commence preparations for the construction of the Tokaido Shinkansen Bypass, namely the Chuo Shinkansen.

In the area of marketing, the Company will work to increase the number of users of the "EX-IC (Express IC) services," a new service for Tokaido Shinkansen that makes use of IC, and "TOICA," the IC card ticket for the conventional lines. As for the passenger facilities, the Company intends to promote the renovation of major stations, including Tokyo station.

Also, the Company plans to steadily pursue the advancement of technological developments in respect of Shinkansen railways, as well as technological developments in various other fields, including reinforcement of anti-earthquake construction measures. Further, the Company will proactively work to advance measures contributing to the conservation of the global environment.

The Group, as a whole, will make efforts to promote the smooth operation of various businesses within the "Shin-Yokohama Central Building," which was opened in March 2008, and steadily pursue the development of company-owned land formerly used for company housing, including the term II handover of the "Nagoya Central Garden" condominiums.

<Characters of Capital Investment>

- Investments toward securing safe and reliable transportation, including quake-resistant reinforcement of elevated track columns and rail embankments along the Tokaido Shinkansen and construction work for installation of ATS-PT on conventional railway

rolling stock, will be increased further.

- New rolling stock of Series N700 will be introduced intensively.
- The investment amount, on a non-consolidated basis, is estimated at 290.0 billion yen (a 2.0 billion yen increase from the previous fiscal year), which estimate is comprised of 189.0 billion yen for safety-related investment (a 20.0 billion yen increase from the previous fiscal year), 15.0 billion yen expenditures related to the Express Reservation (a 4.0 billion yen decrease from the previous fiscal year) and 13.0 billion yen expenditure for the promotion of the expansion of the Yamanashi Maglev test line, etc. (a 7.0 billion yen increase from the previous fiscal year).
- The investment amount, on a consolidated basis, is estimated at 315.0 billion yen, a 14.0 billion yen decrease from the previous year, due to the completion of the "Shin-Yokohama Central Building."

END